United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-7010
June 22, 2007

Re:	Item 4.02 Form 8-K/A
Filed:	June 20, 2007
File No.	000-50842
This letter is in response to your letter dated June 21, 2007, regarding Item 4.02 Form 8-K/A filed on June 20, 2007. We have filed an amended Form 8-K/A which includes an exhibit that meets the requirements of Item 4.02(c) of Form 8-K. This exhibit is a letter furnished by our independent accounts stating that the accountant agrees with the statements made by us in response to the Item 4.02(b).This amended Form 8-K/A was filed in response to your following comment:
1.	We have read exhibit 7.2, Letter from Malone & Bailey, PC dated June 13, 2007. This letter still does not satisfy the requirements of Item 4.02(c) of Form 8-K. Specifically, this guidance requires your independent accountant to furnish a letter stating whether they agree with the statements made by you in response to this Item 4.02(b) and, if not, stating the respects in which they do not agree. Please amend your previously filed Form 8-K by filing your independent accountant’s letter as an exhibit to the filed Form 8-K no later than two business days after you have received the letter.
Sincerely,
Dennis McLaughlin, III
Earth Biofuels, Inc.
3001 Knox Street, Suite 403
Dallas, Texas 75205

3001 knox street • suite 401 • dallas texas 75205
214.634-6291 • 214.520-0507 facsimile